UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute a sale or executing a sale directly with a market maker.
OMB APPROVAL
OMB Number:...........3235-0101 Expires:........December 31, 2006 Estimated average burden hour per response................4.47
SEC USE ONLY
Document Sequence Number
CUSIP NUMBER
Work Location
1(a) NAME OF ISSUER ( Please type or print) Ingersoll-Rand Company Limited		(b) IRS IDENT. NO. N/A			(c) S.E.C. FILE NO. I-985

1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE Clarendon House, 2 Church Street, Hamilton, HM 11 Bermuda						AREA CODE 441	PHONE NUMBER 295-2838

2(a) NAME OF PERSON FOR WHOSE THE SECURITIES ARE TO BE SOLD Richard W. Randall		(b) SOCIAL SECURITY NO. OR IRS IDENT. NO.		(c) RELATIONSHIP TO ISSUER VP & Controller	(d) ADDRESS STREET CITY STATE ZIP CODE c/o Ingersoll-Rand Company, 155 Chestnut Ridge Road, Montvale, NJ 07645

INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification No. and the S.E.C. File Number

3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of EachBroker through whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f)) MO. DAY YR.	(g) Name of Each Securities Exchange (See Instr. 3(g))
Class A Common Shares	Morgan Stanley 5001 Spring Valley Road Dallas, TX 75244		22,000	$872,173	330,834,485	11/28/2005	NYSE

INSTRUCTIONS:

1. (a) Name of issuer	3. (a) Title of the class of securities to be sold
(b) Issuer’s I.R.S. Identification Number	(b) Name and address of each broker through whom the securities are intended to be sold
(c) Issuer’s S.E.C. file number, if any	(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d) Issuer’s address, including zip code	(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e) Issuer’s telephone number, including area code	(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f) Approximate date on which the securities are to be sold
(g) Name of each securities exchange, if any, on which the securities are intended to be sold
2. (a) Name of person for whose account the securities are to be sold
(b) Such person’s I.R.S. identification number , if such person is an entity
(c) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transactions	Name of persons from whom acquired (If gift, also give the date donor acquired	Amount of Securities Acquired	Date of Payment	Nature of Payments

Class A Common Shares	11/28/2005	Exercise of Stock Options	Ingersoll-Rand Company Limited	22,000	12/1/2005	CASH

INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made in cash at the time of the purchase, explain in the table or in a note the nature of the consideration given.  If the consideration consisted of any note or other obligation or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

INSTRUCTIONS:	ATTENTION :
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all the other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (c) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sole which has not been publicly disclosed.

                                                       November 28, 2005                                                                                                  /s/ Barbara A. Santoro, Attorney-in-Fact
                                                        DATE OF NOTICE                                                                                                    SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signature.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See U.S.C. 1001)
SEC 1147 (01-04)

End of Filing